UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 1)*


                         Chelsea GCA Realty, Inc.
                             (Name of Issuer)

                       Common Stock, $.01 par value
                      (Title of Class of Securities)

                                  163262
                              (CUSIP Number)

                             James M. Barkley
                        Simon Property Group, L.P.
                        115 West Washington Street
                        Indianapolis, Indiana 46204
                              (317) 636-1600
         (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)

                              August 9, 2000
          (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of <section><section>240.13d-1(e), 240.13d-1(f), 240.13d-1(g), check the following box [ ].

     Note: Schedules filed  in paper format shall include a signed original
     and  five  copies  of  the  schedule,  including  all  exhibits.   See
     <section>240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 163262

(1)  NAMES  OF REPORTING PERSONS.   I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE
     PERSONS (ENTITIES ONLY).

          Simon Property Group, L.P.

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

     (a)  [   ]
     (b)  [   ]

(3)  SEC USE ONLY_________________________________________________________

(4)  SOURCE OF FUNDS (SEE INSTRUCTIONS)         NOT APPLICABLE

(5)  CHECK IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E) [    ]

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION           DELAWARE

Number of              (7)  SOLE VOTING POWER         -0-
Shares Beneficially    (8)  SHARED VOTING POWER       -0-
Owned by Each          (9)  SOLE DISPOSITIVE POWER    -0-
Reporting Person With  (10) SHARED DISPOSITIVE POWER  -0-

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   -0-

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)        -0-

(14) TYPE   OF   REPORTING   PERSON   (SEE   INSTRUCTIONS)               PN

                          INTRODUCTORY STATEMENT

          Pursuant to Regulations <section>240.13d-2, this Amendment No. 1 to Schedule 13D discloses changes in the statement on Schedule 13D dated June 19, 1997 filed by Simon DeBartolo Group, L.P. (now known as Simon Property Group, L.P.) and therefore does not restate the items therein in their entirety.

ITEM 1.   SECURITY AND ISSUER.

          This statement relates to the common stock, $.01 par value ("Common Stock"), of Chelsea GCA Realty, Inc. ("Issuer"), a Maryland corporation. Issuer's principal executive offices are located at 103 Eisenhower Parkway, Roseland, New Jersey 07068.

ITEM 2.   IDENTITY AND BACKGROUND.

          This statement is filed on behalf of Simon Property Group, L.P. (formerly known as Simon DeBartolo Group, L.P.) (the "Operating Partnership"), a Delaware limited partnership engaged primarily in the ownership, development, and management of income-producing properties, primarily regional malls and community shopping centers.

          The Operating Partnership is a majority-owned subsidiary of Simon Property Group, Inc. (the "Company"), a Delaware corporation that is a self-managed and administered REIT. The Company is the general partner of the Operating Partnership.

          The Operating Partnership and the Company have their principal business and office addresses at 115 West Washington Street, Indianapolis, Indiana 46204. Information concerning the executive officers and directors of the Company is attached as
          Exhibit 99.

          During the past five years, none of the Operating Partnership, the Company, or (to the knowledge of the Operating Partnership) the individuals listed on Exhibit 99 (which is incorporated herein by reference) has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order against any of them, enjoining any of them from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Not applicable.

ITEM 4.   PURPOSE OF TRANSACTION.

          Not applicable.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) As of August 9, 2000, none of the Operating Partnership, the Company or (to the knowledge of the Operating Partnership) the individuals listed on Exhibit 99 beneficially owned, for purposes of Regulations <section>240.13d-3, any shares of Common Stock.

          (b)  Not applicable.

          (c) On August 9, 2000, the Operating Partnership sold 1,408,450 shares of Common Stock in a private transaction at a sale price of $35.50 per share (the "Sale").

          (d)  Not applicable.

          (e) As a result of the Sale, on August 9, 2000, the Operating Partnership ceased to be the beneficial owner of more than five percent of the Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Not applicable.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

          EXHIBIT   TITLE

          99 Executive Officers and Directors of the Company, the general partner of the Operating Partnership.

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SIMON PROPERTY GROUP, L.P.

By:  SIMON PROPERTY GROUP, INC., General Partner



By:  /S/ JAMES M. BARKLEY
     James M. Barkley,
     General Counsel and Secretary




Dated: August 9, 2000

                               EXHIBIT INDEX

          EXHIBIT   TITLE

          99 Executive Officers and Directors of the Company, the general partner of the Operating Partnership.

                                                                 Exhibit 99

                     EXECUTIVE OFFICERS AND DIRECTORS
                      OF SIMON PROPERTY GROUP, INC.,
                          THE GENERAL PARTNER OF
                        SIMON PROPERTY GROUP, L.P.


Each person listed below is a United States citizen with a business address of 115 West Washington Street, Indianapolis, Indiana 46204. The table provides each person's position with the Company, with additional occupation information provided parenthetically.

          NAME                PRESENT PRINCIPAL OCCUPATION

     Melvin Simon               Co-Chairman of the Board

     Herbert Simon              Co-Chairman of the Board

     David Simon                Chief Executive Officer and Director

     Hans C. Mautner            Vice Chairman of the Board

     Richard S. Sokolov         President and Director

     Randolph L. Foxworthy      Executive  Vice  President  -  Corporate
                                Development

     William J. Garvey          Executive   Vice  President  -  Property
                                Development

     James A. Napoli            Executive Vice President - Leasing

     John R. Neutzling          Executive  Vice   President  -  Property
                                Management

     James M. Barkley           General Counsel and Secretary

     Stephen E. Sterret         Senior Vice President and Treasurer

     James R. Giuliano, III     Senior Vice President

     John Rulli                 Senior Vice President

     Robert E. Angelica         Director   (Chairman   and  Chief   Executive
                                Officer  of  the  AT&T Investment  Management
                                Corporation)

     Birch Bayh                 Director (Senior  Partner,  Oppenheimer,
                                Wolff, Donnelly & Bayh LLP)

     M. Denise DeBartolo York   Director (Chairman of the Board of  Edward J.
                                DeBartolo Corporation)

     G. William Miller          Director  (Chairman  of  the  Board  and
                                Chief  Executive  Officer  of G. William
                                Miller & Co., Inc.)

     Fredrick W. Petri          Director  (Partner,  Petrone,   Petri  &
                                Company)

     J. Albert Smith, Jr.       Director (Managing Director of Bank  One
                                Corporation)

     Pieter S. van den Berg     Director (Director Controller of PGGM, a
                                Dutch pension fund)

     Philip J. Ward             Director  (Senior  Managing Director, Head of
                                Real Estate Investments,  CIGNA  Investments,
                                Inc.)